                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

The AES Corporation                  )                       File No. 70-9779

            Certificate Pursuant to Rule 24 and Release No. 35-27363
              Under the Public Utility Holding Company Act of 1935


     On March 23, 2001, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27363 in File No. 70-9779 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, to The AES Corporation ("AES") in relation to its proposed acquisition of IPALCO Enterprises, Inc. ("IPALCO"), which has a public-utility subsidiary company, Indianapolis Power & Light Company ("IPL"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of two years beginning March 31, 2001 and every six months thereafter. A certificate complying with the Exemption Order is set forth below (as an attachment) for the period ending December 31, 2002.


                                  Respectfully submitted,

                                  /s/ Earle H. O'Donnell
                                  ----------------------------------------------
                                  Earle H. O'Donnell
                                  Andrew B. Young
                                  Hugh E. Hilliard

                                  Dewey Ballantine LLP
                                  1775 Pennsylvania Avenue, N.W.
                                  Washington, D.C.  20006
Dated:  March 3, 2003

                               THE AES CORPORATION
             SEC FILING PURSUANT TO SECTION 3(a)(5) EXEMPTION ORDER
                         QUARTER ENDED DECEMBER 31, 2002


ITEM (1) PER EXEMPTION ORDER (STATEMENTS ATTACHED):

1) Pro Rata Consolidated Statement of Operations of The AES Corporation for the 12 months ended December 31, 2002

2)    Pro Rata Consolidated Balance Sheet of The AES Corporation at
      December 31, 2002

3) Statement of Consolidated Income of IPALCO for the 12 months ended December 31, 2002

4)    Statement of Income of IPL for the 12 months ended December 31, 2002

5)    Consolidated Balance Sheet of IPALCO at December 31, 2002

6)    Balance Sheet of IPL at December 31, 2002

7) Statement of Operations and Comprehensive Income of CILCORP for the 12 months ended December 31, 2002

8) Consolidated Statement of Income of CILCO for the 12 months ended December 31, 2002

9)    Consolidated Balance Sheet of CILCORP at December 31, 2002

10)   Consolidated Balance Sheet of CILCO at December 31, 2002

THE AES CORPORATION
-------------------

                      CONSOLIDATED STATEMENT OF OPERATIONS
                          (INCLUDES CILCORP AND IPALCO)
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002
                                PRO RATA BASIS(1)
                                   (UNAUDITED)

----------------------------------------------------------------------------------
                                                                     TWELVE MONTHS
                                                                         ENDED
($ in millions)                                                       12/31/2002
----------------------------------------------------------------------------------
REVENUES:
Sales and services                                                      $ 8,226

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                                6,371
Selling, general and administrative expenses                                112
                                                                        -------
TOTAL OPERATING COSTS AND EXPENSES                                        6,483
                                                                        -------

OPERATING INCOME                                                          1,743

OTHER INCOME AND (EXPENSE):
Interest expense, net                                                    (1,616)
Other (expense) income, net                                                (532)
(Loss) gain on sale of assets and asset impairment expense               (2,212)
                                                                        -------

(LOSS) INCOME BEFORE INCOME TAXES                                        (2,617)

Income tax (benefit) expense                                                (27)
                                                                        -------

(LOSS) INCOME FROM CONTINUING OPERATIONS                                 (2,590)

Loss from operations of discontinued components
  (net of income taxes)                                                    (573)
                                                                        -------

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
ACCOUNTING CHANGE                                                        (3,163)

Cumulative effect of accounting change (net of income taxes)               (346)
                                                                        -------

NET INCOME (LOSS)                                                       $(3,509)
                                                                        =======


--------
(1) In accordance with the analysis used in the order requiring filing of this certificate, this table is calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the statement of operations of each AES subsidiary times AES' percentage ownership interest in such subsidiary.

THE AES CORPORATION
-------------------

                  PRO RATA BASIS(1) CONSOLIDATED BALANCE SHEET
                          (INCLUDES CILCORP AND IPALCO)

DECEMBER 31, 2002
($ in millions, unaudited)

ASSETS

CURRENT ASSETS
              Cash and cash equivalents                                $    961
              Short-term investments                                        211
              Accounts receivable, net                                    1,239
              Inventory                                                     384
              Deferred income taxes                                         130
              Prepaid expenses and other current assets                     951
              Current assets of discontinued operations
                and businesses held for sale                                473
                                                                       --------
              TOTAL CURRENT ASSETS                                        4,349

PROPERTY, PLANT AND EQUIPMENT
              Land                                                          703
              Electric generation and distribution assets                19,125
              Accumulated depreciation and amortization                  (4,204)
              Construction in progress                                    3,222
                                                                       --------
              PROPERTY, PLANT AND EQUIPMENT, NET                         18,846

OTHER ASSETS
              Deferred financing costs, net                                 433
              Project development costs                                      15
              Investments in and advances to affiliates                     194
              Debt service reserves and other deposits                      515
              Goodwill, net                                               1,388
              Deferred income taxes - non current                           968
              Long-term assets of discontinued operations
                and businesses held for sale                              5,322
              Other assets                                                1,746
                                                                       --------
              TOTAL OTHER ASSETS                                         10,581

              TOTAL                                                    $ 33,776
                                                                       ========


--------
(1) In accordance with the analysis used in the order requiring filing of this certificate, this table is calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the balance sheet of each AES subsidiary times AES' percentage ownership interest in such subsidiary.

THE AES CORPORATION
-------------------

                  PRO RATA BASIS(1) CONSOLIDATED BALANCE SHEET
                          (INCLUDES CILCORP AND IPALCO)


DECEMBER 31, 2002
($ in millions, unaudited)

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
              Accounts payable                                           $  1,139
              Accrued interest                                                369
              Accrued and other liabilities                                 1,165
              Current liabilities of discontinued operations and
                businesses held for sale                                      497
              Recourse debt--current portion                                   26
              Non-recourse debt--current portion                            3,315
                                                                         --------
              TOTAL CURRENT LIABILITIES                                     6,511

LONG-TERM LIABILITIES
              Recourse debt                                                 5,778
              Non-recourse debt                                            10,928
              Deferred income taxes                                           981
              Long-term liabilities of discontinued operations and
                businesses held for sale                                    4,785
              Other long-term liabilities                                   3,338
                                                                         --------
              TOTAL LONG-TERM LIABILITIES                                  25,810

              Minority interest                                               101

              Company-obligated convertible mandatorily redeemable
              preferred securities of subsidiary trusts holding solely
              junior subordinated debentures of AES                           978


STOCKHOLDERS' EQUITY
              Common stock                                                      6
              Additional paid-in capital                                    6,028
              Retained earnings                                              (699)
              Accumulated other comprehensive loss                         (4,959)
                                                                         --------
              TOTAL STOCKHOLDERS' EQUITY                                      376

              TOTAL                                                      $ 33,776
                                                                         ========


--------
(1) In accordance with the analysis used in the order requiring filing of this certificate, this table is calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the balance sheet of each AES subsidiary times AES' percentage ownership interest in such subsidiary.

                                     IPALCO
                        STATEMENT OF CONSOLIDATED INCOME
                                   (UNAUDITED)

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002

OPERATING REVENUES:

Electric                                                            $ 817,967,153
                                                                    -------------

Gross Operating Revenues                                              817,967,153
                                                                    -------------

OPERATING EXPENSES AND TAXES:
Production - Fuel                                                     173,028,348
Production - Other                                                     63,534,650
Power Purchased                                                        18,002,213
                                                                    -------------

Total                                                                 254,565,211
Transmission                                                            6,390,804
Distribution - Electric                                                35,493,236
Customer Accounts                                                      15,119,142
Customer Service and Informational                                      3,441,762
Administrative and General                                             52,509,694
                                                                    -------------

Total                                                                 367,519,849
Depreciation                                                          116,930,438
Amortization of Regulatory Deferrals                                    1,054,471
Income Taxes - Net                                                    106,391,931
Taxes Other than Income Taxes                                          30,595,335
Disposition of Allowances - Net                                        (5,111,413)
                                                                    -------------

Total Operating Expenses and Taxes                                    617,380,611
                                                                    -------------

OPERATING INCOME                                                      200,586,542
                                                                    -------------

OTHER INCOME AND DEDUCTIONS:
Allowance for Funds During Construction                                 3,922,408
Carrying Charges on Regulatory Assets                                       4,299
IPL Miscellaneous Income and Deductions - Net                           4,208,026
IPL Income Taxes - Net                                                 (1,323,030)
IPALCO Enterprises, Inc. - Parent Co.                                 (37,017,829)
Mid-America Capital Resources, Inc.                                    (1,284,461)
Mid-America Energy Resources, Inc.                                        (25,754)
                                                                    -------------

Total Other Income and Deductions                                     (31,516,341)
                                                                    -------------

TOTAL INCOME                                                          169,070,201

INTEREST CHARGES:
Interest on Long-Term Debt                                             40,334,275
Allowance for Funds During Construction - Credit                       (1,800,366)
Deferred Return on Regulatory Assets                                      (10,459)
Other Interest Charges                                                    492,838
Amortization - Debt Discount and Expense                                1,894,511
Preferred Stock Transactions                                            3,213,311
                                                                    -------------

Total Interest and Other Charges-Net                                   44,124,110
                                                                    -------------

NET INCOME                                                          $ 124,946,091
                                                                    =============

                       INDIANAPOLIS POWER & LIGHT COMPANY
                               STATEMENT OF INCOME
                                   (UNAUDITED)

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002

OPERATING REVENUES:
Electric                                                $ 817,967,153
                                                        -------------

Gross Operating Revenues                                  817,967,153

OPERATING EXPENSES AND TAXES:
Production - Fuel                                         173,028,348
Production - Other                                         63,534,650
Power Purchased
                                                           18,002,213
                                                        -------------

Total                                                     254,565,211
Transmission                                                6,390,804
Distribution - Electric                                    35,493,236
Customer and Distribution - Steam                                   0
Customer Accounts                                          15,119,142
Customer Service and Informational                          3,441,762
Administrative and General                                 52,509,694
                                                        -------------

Total                                                     367,519,849
Depreciation                                              116,930,438
Amortization of Regulatory Deferrals                        1,054,471
Income Taxes - Net                                        106,391,931
Taxes Other than Income Taxes                              30,595,335
Disposition of Allowances - Net                            (5,111,413)
                                                        -------------

Total Operating Expenses and Taxes                        617,380,611
                                                        -------------

OPERATING INCOME                                          200,586,542
                                                        -------------

OTHER INCOME AND DEDUCTIONS:
Allowance for Other Funds During Construction               3,922,408
Carrying Charges on Regulatory Assets                           4,299
Miscellaneous Income and Deductions - Net                   4,208,026
Income Taxes - Net                                         (1,323,030)
                                                        -------------

Total Other Income and Deductions                           6,811,703
                                                        -------------

TOTAL INCOME                                              207,398,245
                                                        -------------

INTEREST CHARGES:
Interest on Long-Term Debt                                 40,334,275
Allowance for Borrowed Funds Used During Construction      (1,800,366)
Deferred Return on Regulatory Assets-Borrowed                 (10,459)
Other Interest Charges                                        492,838
Amortization - Debt Discount and Expense                    1,894,511
                                                        -------------

Total Interest and Other Charges-Net                       40,910,799
                                                        -------------

INCOME BEFORE EXTRAORDINARY ITEMS
AND CUMULATIVE ACCOUNTING CHANGE                          166,487,446
Less Preferred Stock Transactions                           3,213,311
                                                        -------------

INCOME APPLICABLE TO COMMON STOCK                       $ 163,274,135
                                                        =============

                    IPALCO ENTERPRISES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                                                               DECEMBER 31, 2002
                                                                               -----------------
ASSETS
------

PROPERTY, PLANT AND EQUIPMENT:
  Utility plant, at original cost                                               $ 3,229,099,796
  Less accumulated provision for depreciation and amortization                    1,536,986,053
                                                                                ---------------
      Total utility plant - net                                                   1,692,113,743
                                                                                ---------------
OTHER PROPERTY, INVESTMENTS AND ASSETS:
  Nonutility property                                                                 1,643,826
  Less accumulated provision for depreciation                                           147,401
                                                                                ---------------
       Total Nonutility property, net                                                 1,496,425
  Other investments                                                                  10,032,654
                                                                                ---------------
      Total                                                                          11,529,079
                                                                                ---------------
CURRENT ASSETS:
  Cash                                                                                3,846,878
  Working funds                                                                          75,138
  Temporary cash investments                                                         27,523,562
  Accounts receivable - Associated Companies                                             58,057
Accounts Receivable
  Customers                                                                          36,145,561
  Miscellaneous                                                                       6,952,492
  Less reserve for uncollectible accounts                                            (1,556,163)
  Interest receivable                                                                   (16,256)
  Fuel                                                                               22,022,796
  Materials and supplies, net                                                        47,874,487
  Net income tax refund receivable                                                    3,305,247
  Other current assets                                                                4,458,550
                                                                                ---------------
      Total current assets                                                          150,690,349
                                                                                ---------------
DEFERRED DEBITS:
  Unamortized Petersburg Unit 4 carrying charges                                     15,934,329
  Unamortized deferred return - Petersburg Unit 4 carrying charges                    9,021,476
  Unamortized reacquisition premium on debt                                          18,171,613
  Other regulatory assets                                                            97,640,284
  Miscellaneous                                                                      15,100,265
  Unamortized debt expense                                                           13,936,996
                                                                                ---------------
      Total deferred debits                                                         169,804,963
                                                                                ---------------
              TOTAL                                                             $ 2,024,138,134
                                                                                ===============

                    IPALCO ENTERPRISES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                                                      DECEMBER 31, 2002
                                                                      -----------------
CAPITALIZATION AND LIABILITIES
------------------------------

CAPITALIZATION:

  Common shareholder's equity:
    Premium and net gain on preferred stock                            $       648,700
    Retained earnings                                                      (40,476,940)
    Accumulated other comprehensive income                                 (52,621,296)
                                                                       ---------------
      Total                                                                (92,449,536)
  Non-redeemable cumulative preferred stock                                 59,135,300
  Long-term debt                                                         1,372,650,000
  Unamortized premium on long-term debt, net                                  (643,325)
      Total long-term debt                                               1,372,006,675
                                                                       ---------------
      TOTAL CAPITALIZATION                                               1,338,692,439
                                                                       ---------------
CURRENT LIABILITIES:
  Accounts payable                                                          53,534,703
  Dividends payable                                                            873,655
  Customer deposits                                                          9,045,580
Accrued Liabilities
  Interest on long-term debt                                                21,108,916
  Interest on customer deposits, etc.                                        1,679,281
Taxes
  Federal taxes on income                                                    3,352,146
  Real estate and personal property                                         17,106,753
  Miscellaneous                                                              5,550,174
  Deferred federal and state tax on fuel costs (due within one year)           812,264
  Accounts Payable - associated companies                                    1,044,704
  Miscellaneous                                                                798,841
                                                                       ---------------
      Total                                                                114,906,917
                                                                       ---------------
  Current maturity of long-term debt                                           300,000
      Total current liabilities                                            115,206,917
                                                                       ---------------
DEFERRED CREDITS:
  FAS109 deferred income tax credit - net                                   96,761,231
  Accumulated deferred income tax - net                                    241,175,191
  Unamortized investment tax credit                                         30,926,930
  Accrued postretirement benefits                                            5,965,347
  Accrued pension benefits                                                 186,760,982
  Miscellaneous                                                              8,649,097
                                                                       ---------------
      Total deferred credits                                               570,238,778
                                                                       ---------------

              TOTAL LIABILITIES                                        $ 2,024,138,134
                                                                       ===============


                       INDIANAPOLIS POWER & LIGHT COMPANY
                                 BALANCE SHEETS
                                   (UNAUDITED)


                                                                 DECEMBER 31, 2002
                                                                 -----------------
ASSETS:
------
PROPERTY, PLANT AND EQUIPMENT
  Utility Plant, at Original Cost                                  $ 3,229,099,796
  Less accumulated provision for depreciation and amortization       1,536,986,053
                                                                 -----------------

     Total utility plant - net                                       1,692,113,743
                                                                 -----------------

OTHER PROPERTY, INVESTMENTS AND ASSETS:
  Nonutility property                                                    1,536,745
  Less accumulated provision for depreciation                              147,401
                                                                 -----------------

     Total Nonutility Property - Net                                     1,389,344
  Other Investments                                                      3,651,033
                                                                 -----------------

     Total                                                               5,040,377
                                                                 -----------------

CURRENT ASSETS:
  Cash                                                                   3,864,204
  Working funds                                                             75,138
  Temporary cash investments                                            21,153,565
  Accounts receivable - associated companies                                80,901
Accounts Receivable:
  Customers                                                             36,128,320
  Miscellaneous                                                          6,870,571
  Less: Reserve for Uncollectible Accounts                              (1,526,238)
  Interest Receivable                                                      (15,473)
  Fuel                                                                  22,022,796
  Materials and Supplies - Net                                          47,879,590
  Other Current Assets                                                   4,458,550
  Tax Refund Receivable                                                  4,205,735
                                                                 -----------------

     Total Current Assets                                              145,197,659
                                                                 -----------------

DEFERRED DEBITS:
  Unamortized Petersburg Unit 4 carrying charges                        15,934,329
  Unamortized deferred return-Petersburg Unit 4 carrying charges         9,021,476
  Unamortized reacquisition premium on debt                             18,171,613
  Other regulatory assets                                               97,640,284
  Miscellaneous                                                         15,092,152
  Unamortized debt expense                                               5,060,493
                                                                 -----------------

     Total deferred debits                                             160,920,347
                                                                 -----------------

TOTAL ASSETS                                                       $ 2,003,272,126
                                                                 =================


                       INDIANAPOLIS POWER & LIGHT COMPANY
                                 BALANCE SHEETS
                                   (UNAUDITED)


                                                                               DECEMBER 31, 2002
                                                                               -----------------

CAPITALIZATION AND LIABILITIES
------------------------------
CAPITALIZATION:
Common Shareholder's Equity:
  Common stock                                                                   $   324,536,675
  Premium and net gain on preferred stock                                              2,642,134
  Retained earnings                                                                  368,950,396
  Accumulated other comprehensive income                                             (52,618,821)
                                                                                 ---------------

     Total                                                                           643,510,384

Non-redeemable cumulative preferred stock                                             59,135,300
                                                                                 ---------------

Long-term debt                                                                       622,650,000
Unamortized premium on long-term debt - net                                             (643,325)
                                                                                 ---------------

     Total Long-Term Debt                                                            622,006,675
                                                                                 ---------------

TOTAL CAPITALIZATION                                                               1,324,652,359
                                                                                 ---------------

CURRENT LIABILITIES:
  Accounts payable                                                                    51,503,393
  Dividends payable                                                                      796,870
  Customer deposits                                                                    9,045,580
  Accrued liabilities:
  Interest on long-term debt                                                          12,950,166
  Interest on customer deposits, etc                                                   1,679,281
  Taxes:
  Federal taxes on income                                                              7,427,144
  Real estate and personal property                                                   17,103,804
  Miscellaneous                                                                        5,539,882
  Deferred federal and state tax on fuel costs (due within one year)                     812,264
  Accounts payable - associated companies                                                339,176
  Miscellaneous                                                                          798,841
                                                                                 ---------------

     Total Current Liabilities                                                       107,996,401
                                                                                 ---------------

DEFERRED CREDITS:
  FAS109 deferred income tax-credit - net                                             96,761,231
  Accumulated deferred income tax - net                                              241,559,794
  Unamortized investment tax credit                                                   30,926,930
  Accrued postretirement benefits                                                      5,965,347
  Accrued pension benefits                                                           186,760,982
  Miscellaneous                                                                        8,649,082
                                                                                 ---------------

     Total Deferred Credits                                                          570,623,366
                                                                                 ---------------

TOTAL LIABILITIES                                                                $ 2,003,272,126
                                                                                 ===============


                          CILCORP INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
                                   (UNAUDITED)

Twelve Months Ended 12/31/2002
                                                                              (In thousands)
Revenue:
CILCO Electric                                                                   $ 390,549
CILCO Gas                                                                          211,879
CILCO Other                                                                        116,510
Other businesses                                                                    62,882
                                                                                 ---------

     Total                                                                         781,820
                                                                                 ---------

Operating expenses:
Cost of fuel and purchased power                                                   237,857
Cost of gas                                                                        184,086
Other operations and maintenance                                                   137,093
Depreciation and amortization                                                       72,321
State and local revenue taxes                                                       28,959
Other Taxes                                                                         12,585
                                                                                 ---------

     Total                                                                         672,901
                                                                                 ---------

Fixed Charges and Other:
Interest expense                                                                    66,025
Preferred stock dividends of subsidiary                                              2,159
Allowance for funds used during construction                                        (1,509)
Other                                                                                1,042
                                                                                 ---------

     Total                                                                          67,717
                                                                                 ---------

Income from continuing operations before income taxes                               41,202
Income taxes                                                                        10,695
                                                                                 ---------

Net income from continuing operations                                               30,507

Loss from operations of discontinued business,
  net of tax of $(47)                                                                  (73)
                                                                                 ---------

Net Income                                                                          30,434

Other comprehensive loss                                                           (45,536)
                                                                                 ---------

Comprehensive income (loss)                                                      $ (15,102)
                                                                                 =========

                         CENTRAL ILLINOIS LIGHT COMPANY
                        CONSOLIDATED STATEMENT OF INCOME
                            AND COMPREHENSIVE INCOME
                                   (UNAUDITED)


Twelve Months Ended December 31, 2002

                                                                  (In thousands)
Operating Revenues:
Electric                                                            $ 390,549
Gas                                                                   211,879
                                                                    ---------
     Total Operating Revenues                                         602,428
                                                                    ---------

Operating Expenses:
Cost of fuel                                                          100,069
Cost of gas                                                           128,471
Purchased power                                                        48,101
Other operation and maintenance expenses                              126,935
Depreciation and amortization                                          70,908
Income taxes                                                           24,371
State and local taxes on revenue                                       28,959
Other taxes                                                            12,457
                                                                    ---------
     Total Operating Expenses                                         540,271
                                                                    ---------

Operating Income                                                       62,157

Other Income and Deductions:
Cost of equity funds capitalized                                           27
Company-owned life insurance - net                                     (1,042)
Other, net                                                             14,495
                                                                    ---------
     Total Other Income and (Deductions)                               13,480
                                                                    ---------

Interest Expense:
Interest on long-term debt                                             19,006
Cost of borrowed funds capitalized                                     (1,482)
Other                                                                   3,352
                                                                    ---------
     Total Interest Expense                                            20,876
                                                                    ---------

Net income before preferred dividends                                  54,761
                                                                    ---------

Dividends on preferred stock                                            2,159
                                                                    ---------

Net income available for common stock                                  52,602

Other comprehensive loss                                              (22,917)
                                                                    ---------

Comprehensive income                                                $  29,685
                                                                    =========

                          CILCORP INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)

As of December 31, 2002
                                                                 (In thousands)

ASSETS
Current Assets:
Cash and temporary cash investments                                $   31,821
Receivables, less allowance for uncollectible accounts of $1,989       56,347
Accrued unbilled revenue                                               37,256
Fuel, at average cost                                                  14,724
Materials and supplies, at average cost                                17,727
Gas in underground storage, at average cost                            27,209
FAC underrecoveries                                                     1,259
PGA underrecoveries                                                     2,635
Prepayments and other                                                  26,240
                                                                   ----------
     Total Current Assets                                             215,218
                                                                   ----------

Investments and Other Property:
Investment in leveraged leases                                        134,897
Other investments                                                      17,850
                                                                   ----------
     Total Investments and Other Property                             152,747
                                                                   ----------

Property, Plant and Equipment:
Utility Plant, at original cost
  Electric                                                            739,779
  Gas                                                                 245,944
                                                                   ----------

                                                                      985,723
Less accumulated provision for depreciation                           175,972
                                                                   ----------

                                                                      809,751
Construction work in progress                                         102,071
Other, net of depreciation                                                 22
                                                                   ----------
     Total Property, Plant and Equipment                              911,844
                                                                   ----------

Other Assets:
Goodwill, net of accumulated amortization of $33,753                  579,211
Other                                                                  40,130
                                                                   ----------
     Total Other Assets                                               619,341
                                                                   ----------

     Total Assets                                                  $1,899,150
                                                                   ==========


                          CILCORP INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)

As of December 31, 2002
                                                            (In thousands)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current Portion of long-term debt                            $    26,750
Notes payable                                                     10,000
Accounts payable                                                  75,689
Accrued taxes                                                      8,781
Accrued interest                                                  18,712
Other                                                              9,935
                                                             -----------

     Total Current Liabilities                                   149,867
                                                             -----------

Long-term debt                                                   791,028
                                                             -----------

Deferred Credits and Other Liabilities:
Deferred income taxes                                            194,298
Regulatory liability of regulated subsidiary                      19,230
Deferred investment tax credit                                    12,958
Other                                                            190,039
                                                             -----------

     Total Deferred Credits and Other Liabilities                416,525
                                                             -----------

Preferred stock of subsidiary without mandatory redemption        19,120
Preferred Stock of Subsidiary with mandatory redemption           22,000
                                                             -----------

     Total Preferred Stock of Subsidiary                          41,120
                                                             -----------

Stockholder's Equity:
Common stock, no par value; authorized 10,000
  Outstanding 1,000                                                 --
Additional paid-in capital                                       519,433
Retained earnings                                                 40,739
Accumulated other comprehensive income                           (59,562)
                                                             -----------

     Total Stockholder's Equity                                  500,610
                                                             -----------

     Total Liabilities and Stockholder's Equity              $ 1,899,150
                                                             ===========

                         CENTRAL ILLINOIS LIGHT COMPANY
                           CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)

As of December 31, 2002
                                                                 (In thousands)

ASSETS
Utility Plant, at Original Cost:
  Electric                                                         $1,349,153
  Gas                                                                 469,831
                                                                   ----------

                                                                    1,818,984
  Less-Accumulated Provision for Depreciation                       1,033,095
                                                                   ----------

                                                                      785,889
Construction work in progress                                         102,071
                                                                   ----------
     Total Utility Plant                                              887,960
                                                                   ----------

Other Property and Investments:
Cash surrender value of company-owned life insurance
  (net of related policy loans of $69,634)                              4,268
Other                                                                     892
                                                                   ----------
     Total Other Property and Investments                               5,160
                                                                   ----------

Current Assets:
Cash and temporary cash investments                                    22,256
Receivables, less allowance for uncollectible accounts of $1,989       49,664
Accrued unbilled revenue                                               32,162
Fuel, at average cost                                                  14,724
Materials and supplies, at average cost                                16,447
Gas in underground storage, at average cost                            27,209
Prepaid taxes                                                             886
FAC underrecoveries                                                     1,259
PGA underrecoveries                                                     2,635
Other                                                                  26,171
                                                                   ----------
     Total Current Assets                                             193,413
                                                                   ----------

Deferred Debits:
Unamortized loss on reacquired debt                                     2,206
Unamortized debt expense                                                1,581
Prepaid pension cost                                                    7,250
Other                                                                   8,967
                                                                   ----------

     Total Deferred Debits                                             20,004
                                                                   ----------

Total Assets                                                       $1,106,537
                                                                   ==========

                         CENTRAL ILLINOIS LIGHT COMPANY
                           CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)

As of December 31, 2002
                                                             (In thousands)
CAPITALIZATION AND LIABILITIES
Capitalization:
Common Stockholder's Equity:
  Common Stock, No Par Value; Authorized 20,000,000 Shares;
    Outstanding 13,563,871 Shares                             $   185,661
  Additional Paid-in Capital                                       52,000
  Retained Earnings                                               120,147
  Accumulated Other Comprehensive Income                          (28,722)
                                                              -----------

     Total Common Stockholder's Equity                            329,086

Preferred Stock Without Mandatory Redemption                       19,120
Preferred Stock With Mandatory Redemption                          22,000
Long-term Debt                                                    316,028
                                                              -----------

     Total Capitalization                                         686,234
                                                              -----------

Current Liabilities:
Current Maturities of Long-Term Debt                               26,750
Notes Payable                                                      10,000
Accounts Payable                                                   67,223
Accrued Taxes                                                      18,439
Accrued Interest                                                    9,437
Other                                                               9,935
                                                              -----------

    Total Current Liabilities                                     141,784
                                                              -----------

Deferred Liabilities and Credits:
Accumulated Deferred Income Taxes                                  98,747
Regulatory Liability                                               19,230
Investment Tax Credits                                             12,958
Other                                                             147,584
                                                              -----------

     Total Deferred Liabilities and Credits                       278,519
                                                              -----------

Total Capitalization and Liabilities                          $ 1,106,537
                                                              ===========


ITEM (2) PER EXEMPTION ORDER (INCOME STATEMENT AMOUNTS ARE 12 MONTHS ENDED):

                         CILCO AND IPL CONTRIBUTIONS TO
                 AES/CILCORP/IPALCO CONSOLIDATED HOLDING COMPANY
                        (PRO RATA CONSOLIDATION BASIS(1))
                                      ($MM)

     ---------------------------------------------------------------------------------------------------------------------
                                                                      12 MOS. ENDED 12/31/01     12 MOS. ENDED 12/31/02(2)
     ---------------------------------------------------------------------------------------------------------------------
     GROSS REVENUES(3)                                                        15.14%                        17.06%
     CILCO                                                                       760                           719
     CILCORP (excluding CILCO)                                                    55                            63
     IPL                                                                         828                           818
     IPALCO (excluding IPL)                                                        0                             0
     AES (excluding CILCORP and IPALCO)                                        8,843                         7,408
     AES/CILCORP/IPALCO                                                       10,486                         9,008
     -------------------------------------------------------------------------------------------------------------
     OPERATING INCOME                                                         12.10%                        16.58%
     CILCO                                                                        48                           106
     CILCORP (excluding CILCO)                                                    78                             3
     IPL                                                                         256                           201
     IPALCO (excluding IPL)                                                        5                             0
     AES (excluding CILCORP and IPALCO)                                        2,125                         1,542
     AES/CILCORP/IPALCO                                                        2,512                         1,852
     -------------------------------------------------------------------------------------------------------------
     NET INCOME                                                               22.97%                       (6.16)%
     CILCO                                                                        13                            53
     CILCORP (excluding CILCO)                                                    11                          (23)
     IPL                                                                         154                           163
     IPALCO (excluding IPL)                                                      (5)                          (38)
     AES (excluding CILCORP and IPALCO)                                          554                        (3,664)
     AES/CILCORP/IPALCO                                                          727                        (3,509)
     -------------------------------------------------------------------------------------------------------------
     NET ASSETS                                                                8.08%                         9.21%
     CILCO                                                                     1,042                         1,107
     CILCORP (excluding CILCO)                                                   770                           792
     IPL                                                                       1,919                         2,003
     IPALCO (excluding IPL)                                                       76                            21
     AES (excluding CILCORP and IPALCO)                                       32,852                        29,853
     AES/CILCORP/IPALCO                                                       36,659                        33,776
     -------------------------------------------------------------------------------------------------------------


--------
(1) In accordance with the analysis used in the order requiring filing of this certificate, the AES line items in this table are calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the statement of operations or balance sheet, as applicable, of each AES subsidiary times AES' percentage ownership interest in such subsidiary.

(2) For purposes of comparison with the prior period, the CILCORP and CILCO data for gross revenues and operating income were added to AES consolidated data to arrive at AES/CILCORP/IPALCO amounts.

(3) Gross business revenues (utility and non-utility) of IPALCO and CILCO combined as a percentage of total gross business revenues (including IPALCO/IPL and CILCORP/CILCO, utility and non-utility) of AES.

                              IPL CONTRIBUTIONS TO
                     AES/IPALCO CONSOLIDATED HOLDING COMPANY
                        (PRO RATA CONSOLIDATION BASIS(1))
                                      ($MM)

     -------------------------------------------------------------------------------------------------------------------
                                                                     12 MOS. ENDED 12/31/01    12 MOS. ENDED 12/31/02(2)
     -------------------------------------------------------------------------------------------------------------------
     GROSS REVENUES(3)                                                         8.30%                         9.55%
     IPL                                                                         828                           818
     IPALCO (excluding IPL)                                                        0                             0
     AES (excluding CILCO jurisdictional activities)                           9,151                         7,744
     AES/IPALCO                                                                9,979                         8,562
     -----------------------------------------------------------------------------------------------------------------
     OPERATING INCOME                                                         10.32%                        11.20%
     IPL                                                                         256                           201
     IPALCO (excluding IPL)                                                        5                             0
     AES (excluding CILCO jurisdictional activities)                           2,220                         1,593
     AES/IPALCO                                                                2,481                         1,794
     -----------------------------------------------------------------------------------------------------------------
     NET INCOME                                                               21.48%                       (4.60)%
     IPL                                                                         154                           163
     IPALCO (excluding IPL)                                                      (5)                          (38)
     AES (excluding CILCO jurisdictional activities)                             568                       (3,669)
     AES/IPALCO                                                                  717                       (3,544)
     -----------------------------------------------------------------------------------------------------------------
     NET ASSETS                                                                5.34%                         6.07%
     IPL                                                                       1,919                         2,003
     IPALCO (excluding IPL)                                                       76                            21
     AES (excluding CILCO jurisdictional activities)                          33,918                        30,959
     AES/IPALCO                                                               35,913                        32,983
     -----------------------------------------------------------------------------------------------------------------

--------
(1) In accordance with the analysis used in the order requiring filing of this certificate, the AES line items in this table are calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the statement of operations or balance sheet, as applicable, of each AES subsidiary times AES' percentage ownership interest in such subsidiary.

(2) For purposes of comparison with the prior period, the CILCORP and CILCO data for gross revenues and operating income were added to AES consolidated data to arrive at AES/CILCORP/IPALCO amounts.

(3) Gross business revenues (utility and non-utility) of IPALCO and CILCO combined as a percentage of total gross business revenues (including IPALCO/IPL and CILCORP/CILCO, utility and non-utility) of AES.

ITEM (3) PER EXEMPTION ORDER - GENERATION INFORMATION:

AES Generating Plants in Operation at December 31, 2002 (excluding CILCORP and IPALCO):

                                                                      AES        AES
                                                        CAPACITY    INTEREST    EQUITY     REGULATORY
    UNIT                                    COUNTRY       (MW)         (%)       (MW)        STATUS
                                            -------     --------    --------   --------    ----------
   AES Deepwater                              USA          143         100        143           QF
   AES Beaver Valley                          USA          125         100        125           QF
   AES Placerita                              USA          120         100        120           QF
   AES Thames                                 USA          181         100        181           QF
   AES Shady Point                            USA          320         100        320           QF
   AES Hawaii                                 USA          180         100        180           QF
   AES Warrior Run                            USA          180         100        180           QF
   AES Somerset                               USA          675         100        675          EWG
   AES Cayuga                                 USA          306         100        306          EWG
   AES Greenidge                              USA          161         100        161          EWG
   AES Westover                               USA          126         100        126          EWG
   AES Alamitos                               USA         2,083        100       2,083         EWG
   AES Redondo Beach                          USA         1,310        100       1,310         EWG
   AES Huntington Beach                       USA          563         100        563          EWG
   AES Hemphill                               USA          14          70         10            QF
   AES Mendota                                USA          25          100        25            QF
   AES Delano                                 USA          50          100        50            QF
   AES Mountainview*                          USA          126         100        126          EWG
   AES Medina Valley*                         USA          47          100        47           EWG
   AES Ironwood                               USA          705         100        705          EWG
   AES Red Oak                                USA          832         100        832          EWG
   AES Riverside*                             USA          154         100        154          EWG
   DOMESTIC SUBTOTAL:                                    8,426                  8,422


--------
     * Currently in discontinued operations status.

                                                                      AES        AES
                                                        CAPACITY    INTEREST    EQUITY     REGULATORY
UNIT                                      COUNTRY         (MW)         (%)       (MW)        STATUS
                                          -------       --------    --------   --------    ----------
AES Kingston                               Canada          110          50         55           EWG
AES San Nicholas                          Argentina        650          69        449           EWG
AES Cabra Corral                          Argentina        102          98        100          FUCO
AES El Tunal                              Argentina        10           98         10          FUCO
AES Sarmiento                             Argentina        33           98         32          FUCO
AES Ullum                                 Argentina        45           98         44          FUCO


                                                                      AES        AES
                                                        CAPACITY    INTEREST    EQUITY     REGULATORY
UNIT                                      COUNTRY         (MW)         (%)       (MW)        STATUS
                                          -------       --------    --------   --------    ----------
AES Quebrada                              Argentina        45          100         45          FUCO
AES Alicura                               Argentina       1,000        100       1,000         FUCO
CEMIG - Miranda                            Brazil          390          9          35          FUCO
CEMIG - Igarapava                          Brazil          210          1          2           FUCO
CEMIG (35 plants)                          Brazil         5,068         9         456          FUCO
AES Bayano                                 Panama          236          49        116          FUCO
AES Panama                                 Panama          42           49         21          FUCO
AES Chiriqui - La Estrella                 Panama          42           49         21          FUCO
AES Chiriqui - Los Valles                  Panama          48           49         24          FUCO
AES Los Mina                              Dom. Rep.        210         100        210           EWG
AES Yarra                                 Australia        510         100        510          FUCO
AES Jeeralang                             Australia        449         100        449          FUCO
AES Mt. Stuart*                           Australia        288         100        288          FUCO
AES Xiangci - Cili                          China          26           51         13          FUCO
Wuhu                                        China          250          25         63          FUCO
Chengdu Lotus City                          China          48           35         17          FUCO
AES Jiaozuo                                 China          250          70        175          FUCO
AES Hefei                                   China          115          70         81          FUCO
AES Chongqing Nanchuan                      China          50           70         35          FUCO
Yangcheng                                   China         2,100         25        525          FUCO
AES Ekibastuz                            Kazakhstan       4,000        100       4,000         FUCO
AES Ust-Kamenogorsk GES                  Kazakhstan        331         100        331          FUCO
AES Shulbinsk GES                        Kazakhstan        702         100        702          FUCO
AES Ust-Kamenogorsk TETS                 Kazakhstan       1,464        100       1,464         FUCO
AES Leninogorsk TETS*                    Kazakhstan        418         100        418          FUCO
AES Sogrinsk TETS                        Kazakhstan        349         100        349          FUCO
AES Semipalatinsk TETS*                  Kazakhstan        840         100        840          FUCO
AES Ust-Kamenogorsk Heat Nets            Kazakhstan        310        Managt       0           FUCO
OPGC                                        India          420          49        206          FUCO
AES Lal Pir                               Pakistan         351          90        316          FUCO
AES PakGen                                Pakistan         344          90        310          FUCO
AES Borsod                                 Hungary         171         100        171          FUCO
AES Tisza II                               Hungary         860         100        860          FUCO
AES Tiszapalkonya                          Hungary         250         100        250          FUCO
AES Elsta                                Netherlands       405          50        203          FUCO
Medway                                      U.K.           688          25        172          FUCO
AES Indian Queens                           U.K.           140         100        140           EWG
AES Kilroot                                 U.K.           520          92        479          FUCO
AES Barry                                   U.K.           230         100        230          FUCO
AES Drax                                    U.K.          4,065        100       4,065         FUCO
AES Uruguaiana                             Brazil          600         100        600          FUCO
AES Tiete (10 plants)                      Brazil         2,650         53       1,405         FUCO
AES EDC                                   Venezuela       2,265         87       1,971         FUCO
AES Merida III                             Mexico          484          55        266          FUCO
AES Mtkvari                                Georgia         600         100        600          FUCO
AES Khrami I                               Georgia         113        Managt       0           FUCO
AES Khrami II                              Georgia         110        Managt       0           FUCO
AES Ottana                                  Italy          140         100        140          FUCO
AES Mammonal                              Columbia         90           62         56          FUCO
AES Chivor                                Columbia        1,000         96        960          FUCO
AES Gener-Electrica de Santiago             Chile          379          89        337          FUCO
AES Gener-Energia Verde                     Chile          39           99         39          FUCO


                                                                      AES        AES
                                                        CAPACITY    INTEREST    EQUITY     REGULATORY
UNIT                                      COUNTRY         (MW)         (%)       (MW)        STATUS
                                          -------       --------    --------   --------    ----------
AES Gener-Guacolda                          Chile          304          49        149          FUCO
AES Gener-Norgener                          Chile          277          99        274          FUCO
Itabo (pending sale)                      Dom. Rep.        587          24        141          FUCO
AES Bohemia                              Czech Rep.        50           83         42          FUCO
AES SONEL                                 Cameroon         800          51        408          FUCO
Central Dique                             Argentina        68           51         35          FUCO
AES Termoandes                            Argentina        643          99        637          FUCO
AES Parana                                Argentina        845          67        566          FUCO
AES Kelvin*                              Rep. South        600          95        570          FUCO
                                           Africa
Ebute                                      Nigeria         290          95        276          FUCO
AES Gener - Cordillera                      Chile          245          99        243          FUCO
AES Gener - Costa                           Chile          512          99        507          FUCO
AES Haripur                              Bangladesh        360         100        360          FUCO

FOREIGN SUBTOTAL:                                        43,236                  30,864

TOTAL - December 31, 2002                                51,662                  39,286
Foreign Generation as a Percentage of Total:               84%                     79%


--------
* Currently in discontinued operations status.


CILCORP Generating Plants at December 31, 2002:

                                                                 AES        AES
                                                   CAPACITY    INTEREST    EQUITY     REGULATORY
UNIT                                 COUNTRY         (MW)         (%)       (MW)        STATUS
                                     -------       --------    --------   --------    ----------
Edwards (3 units)                      USA           740          100        740        IL PUC
Duck Creek                             USA           366          100        366        IL PUC
Indian Trails                          USA           10           100         10        IL PUC
Sterling Avenue                        USA           30           100         30        IL PUC
Hallock Power Modules                  USA           13           100         13        IL PUC
Kickapoo Power Modules                 USA           13           100         13        IL PUC

TOTAL - December 31, 2002                           1,172                   1,172

IPALCO Generating Plants at December 31, 2002:

                                                                    AES        AES
                                                      CAPACITY    INTEREST    EQUITY     REGULATORY
UNIT                                    COUNTRY         (MW)         (%)       (MW)        STATUS
                                        -------       --------    --------   --------    ----------
Petersburg                               USA          1,715           100     1,715        IN PUC
H.T. Pritchard  (Eagle Valley)           USA           367            100      367         IN PUC
E.W. Stout                               USA          1,116           100     1,116        IN PUC
Georgetown                               USA           80             100      80          IN PUC

TOTAL - December 31, 2002                             3,278                   3,278

Revenues from electric generation capacity - 12 months ended December 31, 2002 (millions of dollars):

            IPALCO                                 573      13%
            CILCORP                                156       4%
            AES (excluding CILCORP and IPALCO)   3,682      83%
                                                 -----     -----
            Total                                4,411     100%

IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

There has been no change in the amount of generation capacity owned by CILCORP, the amount of generation capacity owned by IPALCO has been restated from 3,363 MW to 3,278 MW and there has been no material change in the amount of generation capacity owned by AES (excluding CILCORP and IPALCO) since September 30, 2002. There has been a less than 1% increase in the total revenues earned from the capacity owned by AES, IPALCO and CILCORP in the 12-month period ended December 31, 2002 compared with the 12-month period ended September 30, 2002. The percentage of the total revenues derived from the generation capacity owned by CILCORP has remained the same at 4%. The percentage of the total revenues derived from the generation capacity owned by IPALCO has remained the same at 13%.

ITEM (4) PER EXEMPTION ORDER -    ELECTRIC TRANSMISSION AND DISTRIBUTION AND GAS
                                  DISTRIBUTION:

Electric transmission and distribution and gas distribution assets owned as of December 31, 2002 (millions of dollars):

            IPALCO                                     1,356
            CILCORP                                      793
            Total AES (excluding CILCORP and IPALCO)   5,082
                                                       -----
            Total                                      7,231

Electric transmission and distribution and gas distribution revenues for 12 months ending December 31, 2002 (millions of dollars):

            IPALCO                                       245
            CILCORP                                      446
            Total AES (excluding CILCORP and IPALCO)   3,726
                                                       -----
            Total                                      4,417

IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES transmission and distribution revenues are derived from the total revenues earned by AES transmission and distribution subsidiaries by multiplying these revenues by the percentage ownership interest of AES in those subsidiaries.

The total transmission and distribution assets owned by AES, CILCORP and IPALCO have increased since September 30, 2002. CILCORP's transmission and distribution assets have increased slightly and the revenues derived from such assets have increased since September 30, 2002. IPALCO's transmission and distribution assets have increased while the revenues derived from such assets have increased slightly since September 30, 2002. AES' transmission and distribution assets have decreased and the revenues derived from such assets have decreased since September 30, 2002. CILCORP's percentage of the total transmission and distribution assets has remained the same at 11%, and CILCORP's percentage of the total revenues from such assets has increased from 9% to 10% for the 12-month period ending December 31, 2002 compared to the 12-month period ending September 30, 2002. IPALCO's percentage of the total transmission and distribution assets has increased from 15% to 19%, and IPALCO's percentage of the total revenues from such assets has increased from 5% to 6% for the 12-month period ending December 31, 2002 compared to the 12-month period ending September 30, 2002.

ITEM (5) PER EXEMPTION ORDER:

Neither CILCO nor IPL has sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system during the fourth quarter of 2002.

ITEM (6) PER EXEMPTION ORDER:

On June 19, 2002, CILCO and Ameren Corporation ("Ameren") filed a joint application with the Illinois Commerce Commission in Docket No. 02-0428 for authority to engage in a reorganization, and to enter into various agreements in connection therewith, including agreements with affiliated interests, and for such other approvals as may be required under the Illinois Public Utilities Act to effectuate the reorganization. A final order in the proceeding was issued December 4, 2002, authorizing, among other things, the purchase by Ameren of all of the outstanding common stock of CILCORP from AES. During the fourth quarter of 2002, no application has been made to nor has any order been received from the Indiana Utility Regulatory Commission that involves AES' ownership position or AES' oversight over the operations of IPL or IPALCO.

ITEM (7) PER EXEMPTION ORDER:

AES announced on April 29, 2002 an agreement with Ameren to sell 100% of AES's ownership interest in CILCORP, including the jurisdictional business and assets of CILCO. In addition to the filing with the Illinois Commerce Commission discussed in item (6) above, on July 19, 2002, CILCO and Ameren Services Company, on behalf of the public utility company subsidiaries of Ameren, filed an application requesting authorization from the Federal Energy
Regulatory Commission for Ameren to acquire CILCO through the acquisition from AES of all of the outstanding common stock of CILCORP. FERC approved the application in an order issued on November 21, 2002 in Docket No. EC02-96-000. Ameren Services Co., 101 FERC P. 61,202 (2002). Also, on August 2, 2002, as amended on October 28, 2002, January 28, 2003 and January 29, 2003, Ameren and CILCORP filed with the SEC a Form U-1 application/declaration in File No. 70-10078 seeking approval for the acquisition by Ameren of CILCORP and certain associated transactions. The SEC approved the proposed acquisition in an order issued on January 29, 2003, Holding Company Act Release No. 27645. On January 31, 2003, AES announced completion of the sale of CILCORP, including CILCO, to Ameren.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 3rd day of March, 2003 by the undersigned thereunto duly authorized.

                                   The AES Corporation


                                   /s/ Erik W. Luckau
                                   -------------------
                               By: Erik W. Luckau
                                   General Counsel, International